Exhibit (a)(8)

Addendum for Employees in Japan

Securities Information

     Any new options which may be granted to you may be subject to the filing of applicable notification with the Ministry of Finance (the “MOF”) and the new grants may be made conditional on such filing. It is possible that the new options will not be granted until such time as the applicable notification is filed with, and accepted by, the MOF, which could affect the exercise price of those options.